Filed by Tyhee Gold Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Santa Fe Gold Corporation
Commission File Number: 001-12974
January 23, 2014	For immediate release
Release: 15 Series Release 2	TSX Venture: TDC

TYHEE GOLD AGREES TO MERGE WITH SANTA FE GOLD
Company to be Called Tyhee Gold

VANCOUVER, British Columbia (January 23, 2014) - Tyhee Gold Corp. (TSX Venture: TDC) (the "Company" or "Tyhee") is pleased to report that it has entered into an agreement (the "Merger Agreement") with Santa Fe Gold Corporation ("Santa Fe") whereby, subject to certain conditions, Tyhee, acting through a newly-incoporated Delaware subsidiary corporation, will acquire 100% of the issued and outstanding securities, including dilutive securities, of Santa Fe in exchange for securities of Tyhee (the "Transaction"). Santa Fe (OTCQB: SFEG) currently holds a number of precious metals properties in New Mexico, USA, including the Summit gold mine, which began commercial production in 2012 before mining activities were suspended in November 2013, primarily due to operational challenges brought on by capital constraints.

Trading of Tyhee shares, which was halted at the request of the Company on January 17th, is expected to resume shortly following this announcement. The unusual length of this halt has been due primarily to a number of regulatory and financial complexities related to the Transaction, which have now been resolved.

The Merger Agreement, which will be filed under Tyhee's profile on SEDAR, follows the completion of extensive due diligence by Tyhee's management and technical team, including comprehensive discussions, site inspections and a review of Santa Fe's financial situation. The board of directors of the Company has concluded that, following a significant restructuring of Summit's operations, mine plan and debt position - including a cash injection estimated at US$19 million by Tyhee after completion of the Transaction into the Summit Mine and Santa Fe's wholly owned Lordsburg Mill - the mine and mill can be re-started in 2014, with further production expansions scheduled to be implemented over the subsequent several months.

Following completion of the Transaction, Tyhee's President and CEO, Brian Briggs, will continue in that capacity. Pierce Carson, PhD., Santa Fe's CEO, who has had an accomplished international mining career spanning over 35 years with extensive experience in directing exploration, development and mining of base metals, precious metals and industrial minerals and in administering public companies, will join Tyhee's board of directors and has agreed to consult for Tyhee on a part-time basis.

Upon completion of this merger, Tyhee's core assets will include the Summit mine and Lordsburg Mill in New Mexico, as well as a significant growth asset, the larger but longer term Yellowknife Gold Project ("YGP") in Canada's Northwest Territories. (Details of these assets are provided below.)

The board of directors of both Santa Fe and Tyhee believe that the Transaction will bring significant benefits to each of the companies and their shareholders, and accordingly, the directors of both Santa Fe and Tyhee have unanimously supported the proposed Transaction.

The Transaction

Shareholders of Santa Fe will receive 0.9 of a common share of Tyhee (the "Tyhee Shares"), and 0.45 of a warrant to purchase a common share of Tyhee (the "Tyhee Warrants") in consideration for each Santa Fe share (the "Santa Fe shares"). The Tyhee Warrants will be subject to certain restrictions on vesting and exercisability. Each whole Tyhee Warrant will entitle the holder to purchase one Tyhee Share at a price of CDN$0.25 for a period of four years following the closing of the Transaction. All currently outstanding convertible securities of Santa Fe will, subject to the approval and policies of the TSX Venture Exchange, entitle the holder thereof to acquire, upon exercise, such number of Tyhee Shares and Tyhee Warrants as such holder would have been entitled to acquire as a result of the Transaction had the convertible securities been exercised immediately prior to the closing of the Transaction. Existing Tyhee and Santa Fe shareholders will own approximately 78% and 22%, respectively, of the outstanding shares of Tyhee's common shares following the Transaction. Outstanding convertible securities of Santa Fe will entitle the holders to acquire common shares and warrants of Tyhee upon completion of the Merger. Tyhee expects to set aside approximately an additional 92.5 million Tyhee common shares for issuance upon exercise of outstanding Santa Fe convertible securities and the Tyhee Warrants issued in connection with the Transaction.

It is anticipated that the Transaction will be structured as a combination of Santa Fe into a newly-formed Delaware subsidiary of Tyhee, by way of a plan of arrangement or other transaction that is supported by the management and board of directors of Santa Fe. Further, completion of the Transaction, which will require the approval of Santa Fe's shareholders, is targeted for the second quarter of 2014. Closing of the Transaction is also subject to customary closing conditions, including receipt of the approval of the TSX Venture Exchange and any other regulatory approvals. In addition, the closing of the Transaction is subject to the completion of certain debt restructurings by Santa Fe, noted below, and the completion of a minimum of US$20 million financing by Tyhee, also discussed below.

Upon closing, Tyhee will continue trading on the TSX Venture Exchange and plans are in place to apply for a potential US listing on the OTCQX as well as a German listing. The resultant increased visibility is expected to heighten Tyhee's recognition as a diversified, well-capitalized, low-cost gold-silver miner, explorer and developer.

As a key part of this transaction process, Tyhee has negotiated the terms of debt restructuring with Santa Fe's three primary creditors, Waterton Global Resource Management, Sandstorm Gold Ltd. and International Goldfields Limited, to restructure the terms of Santa Fe's indebtedness. Closing of the Transaction is conditional upon the creditors entering definitive agreements for such restructuring.

In the event that the Merger Agreement is terminated, a break fee in the amount of US$300,000 (the "Break Fee") may be payable by Santa Fe to Tyhee, or by Tyhee to Santa Fe depending on the circumstances of such termination.

Santa Fe is currently subject to a cease trade order issued by the British Columbia Securities Commission dated November 25, 2003, and completion of the Bridge Loan (described below) will be subject to Santa Fe obtaining a revocation of such cease trade order sufficient to allow for the completion of the Bridge Loan and the Transaction.

Tyhee has agreed to lend Santa Fe US$3 million (the "Bridge Loan") to repay a portion of that company's accounts payable, with the first advance to be made on or before February 15, 2014. In the event that the Merger Agreement is terminated, the principal amount and interest outstanding, and expenses incurred by Tyhee in connection with the Bridge Loan may be, in certain circumstances at the option of Tyhee, converted into common shares of Santa Fe. If the funds for the Bridge Loan are not available by February 15, 2014, Santa Fe will have the right to terminate the Merger Agreement.

Compelling Transaction

The proposed business combination will maximize value for both Tyhee and Santa Fe shareholders, creating a combined company potentially benefiting from:

  improved financial standing, with significantly improved liquidity and access to capital to properly capitalize the Summit mine for a return to full production, and enabling the Company to execute its strategy of building its production profile through additional acquisitions with near-term production potential;

  being transformed into a developing precious metals production company with gold and silver production planned from Summit;

  significantly enhanced development and exploration upside across a diverse portfolio of precious metals properties, including the Summit project in New Mexico as well as the large undeveloped gold resources (Feasibility Study - August 2012) at the YGP, NWT and the Ortiz project, NM.

  Tyhee's highly experienced underground mining team that will be key to successful operations at Summit; and,

  an expanded management team that includes complementary experience in exploration, development, operations, and financing

Denis Taschuk, Tyhee's Chairman of the Board, said, "We are all very pleased about the potential we see with this agreement. It has taken a tremendous amount of effort and cooperation from numerous parties, including Santa Fe's board and management as well as their debt holders and we are confident that we will see significant value generated for all of the stakeholders involved."

Santa Fe's Chairman, Jakes Jordaan, added, "We are extremely pleased to have found such an optimal fit in terms of both our combined assets and leadership teams, particularly given the unusually challenging times virtually everyone in our sector is facing. On behalf of Santa Fe's board, management and the Special Committee that supported this agreement, I want to thank everyone involved and we look forward to seeing the benefits we all agree are apparent in this exciting restructuring as the Summit Mine is properly brought back into production and expanded to its real potential as an integral part of Tyhee's ambitious growth plans."

Tyhee CEO, Brian Briggs stated, "This is precisely the sort of opportunity that my team and I have been looking forward to over the past several months as market conditions have affected the timing of our plan to bring the Yellowknife Gold Project into production. Although we remain committed to that longer term goal, we are extremely happy to be able to start producing gold at Summit and then to optimize this operation in line with our target of becoming a profitable new mid-tier, multi-project gold company."

Corporate Strategy

As previously announced, Tyhee has been aggressively pursuing new opportunities to enable the Company to benefit from gold production in 2014. This revised corporate strategy is aimed at enhancing Tyhee's shareholder value by taking advantage of corporate project opportunities available in the current challenged resource investment environment to generate cash-flow, accelerate growth and provide a strong platform on which to build a new multi-project gold mining company. At the same time, the Company will continue to progress its YGP, an advanced stage wholly-owned gold project in the development and permitting stage.

In line with this strategy, Tyhee also announced plans to create a special purpose vehicle (the "SPV"), through which funds of up to US$37.5 million are intended to be raised through an offering of secured, convertible debt (the "SPV Financing"). Closing on a minimum of US$20.0 million in the SPV Financing is a condition to the closing of the Transaction, and the Break Fee may be payable if such financing is not completed by March 15, 2014. The SPV Financing is expected to fund the proposed cash injection into the Summit Mine and Lordsburg Mill complex.

Up to 10 per cent of the funds raised through the SPV are to be used for general corporate purposes, including the ongoing development of Tyhee's YGP.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction, Tyhee and Santa Fe intend to file relevant materials with the Securities and Exchange Commission (the "SEC"), including the filing by Tyhee with the SEC of a Registration Statement on Form F-4 (the "Registration Statement"), which will include a preliminary prospectus and related materials to register the Tyhee Shares and Tyhee Warrants to be issued in exchange for Santa Fe common shares. The Registration Statement will incorporate a proxy statement/ prospectus (the "Proxy Statement/Prospectus") that Santa Fe plans to mail to its stockholders in connection with obtaining approval to the proposed merger. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Santa Fe,

Tyhee, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by Santa Fe and Tyhee through the web site maintained by the SEC at www.sec.gov.

Santa Fe and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Santa Fe in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Santa Fe's annual report on Form 10-K, which was filed with the SEC on September 30, 2013. This document is available free of charge at the SEC's web site at www.sec.gov.

Tyhee and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Santa Fe in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Proxy Statement/Prospectus described above.

For further information please contact:
Brian Briggs President - Tyhee Gold O: 604 681-2877 info@tyhee.com	Pierce Carson President & CEO Santa Fe Gold O: (505) 255-4852 pcarson@santafegoldcorp.com	Greg Taylor Investor Relations - Tyhee Gold O: 905 337-7673 C: 416 605-5120 gtaylor@tyhee.com

The debt securities to be offered pursuant to the SPV Financing have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This news release does not constitute an offer for sale of securities for sale, nor a solicitation for offers to buy any securities. Any public offering of securities in the United States must be made by means of a prospectus containing detailed information about the issuer and management, as well as financial statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

All statements in this news release that address events or developments that the Company expects to occur, other than statements of historical facts, is "forward-looking information." Forward-looking information is necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "expects", "believes", "anticipates", "budget", "scheduled", "estimates", "forecasts", "intends", "plans" and variations of such words and phrases, or by statements that certain actions, events or results "may", "will", "could", "would" or "might", "be taken", "occur" or "be achieved". Forward looking statements made in this news release include all statements related to: the Company's intention to establish a special purpose vehicle the Company's ability to implement the Company's corporate strategy; the anticipated structure of the Transaction; the composition of the resulting board of directors of the Company; the anticipated restructuring of the Summit Mine's operations, mine plan and debt position, the plan to re-start and expand production from the Lordsburg Mill; the planned Bridge Loan and cash injection into Santa Fe; the Company's plan to apply for listings in the United States and Germany; receipt of shareholder approval for the Transaction from shareholders of Santa Fe; the target date for shareholder approval; the potential for an acquisition or merger by the Company; becoming the next generation of multi project gold mining company; the heightened recognition of the Company resulting from the Transaction; maximization of value to shareholders; the potential benefits of the Transaction to shareholders of the Company and Santa Fe, including improved financial standing, liquidity, access to capital and near-term production potential, the profitability of the Company from metal production from the Summit Mine, enhanced development and exploration potential from the Summit and Ortiz projects, and the expanded management team; and the continued progress of the Company's Yellowknife Gold Project.

Such forward-looking information may is based on management's reasonable estimates and assumptions, including without limitation, assumptions about: general economic conditions and conditions in the financial markets; limited changes in demand and prices for minerals; the ability of the Company to access sufficient financing as contemplated in this news release; the ability of the Company to identify appropriate merger or acquisition opportunities, or if an opportunity is identified, to conclude a transaction on satisfactory terms or to realize the expected benefits of any transaction; the ability of the Company to satisfy the conditions in any agreement related to such a transaction; the belief that due diligence investigations of any involved party will not identify any materially adverse facts or circumstances; that the required approvals will be obtained from shareholders; that all required third party, regulatory and government approvals will be obtained; and that Tyhee will be able to achieve its operational, production and/or financial objectives in respect of any acquisition and generally.

Factors that could cause future events to differ from those anticipated in forward looking statements include: inability to identify merger or acquisition opportunities, or once identified, negotiate a transaction on terms acceptable to Tyhee; inability to meet the conditions provided for in the Merger Agreement, including obtaining sufficient funding for the Bridge Loan and the proposed cash injection; delays in obtaining approvals for acquisition or merger activity, including approval of the TSX Venture Exchange and securities regulatory authorities; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments; fluctuations in foreign exchange rates and interest rates; inability to achieve operational efficiencies on any acquired property sufficient to overcome the costs of acquisition or merger; discrepancies between actual and estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs and timing of any acquisition or merger, including but not restricted to construction, expansion or enhancement of new or existing operations; the success of exploration and permitting activities; parts, equipment, labor or power shortages or other increases in costs; mining accidents, labour disputes or other adverse events; changes in applicable laws or regulations; that there are no material variations in the current tax and regulatory environment or the tax positions taken by the Company; that the regulatory and political environment within any country where any such targeted entity or project may be located will support the development of environmentally safe mining projects, and any other factors that may cause Tyhee's actual results, performance or achievements to be materially different from those expressed or implied by such information.

In addition to the above, the factors described or referred to under the headings "Financial Risks and Uncertainties" and "Operational Risks and Uncertainties" in Tyhee's Management Discussion and Analysis for the nine months ended August 31, 2013, which is available on the SEDAR website at ww.sedar.com, should be reviewed in conjunction with the information found in this news release.

Although Tyhee has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, any proposed transaction could be modified, restricted or not completed, and the results or events predicted in these forward looking statements may differ materially from actual results or events. Accordingly, readers should not place undue reliance on forward-looking information.

The forward-looking information in this news release is made as of the date of this news release, and Tyhee disclaims any intention or obligation to update or revise such information, except as required by applicable law. This news release does not constitute an offer to buy any securities or a solicitation of any vote or approval or a solicitation of an offer to sell any securities.